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JAMES F. FULTON, JR.
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fultonjf@cooley.com

August 4, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 04-06
Washington, D.C. 20549
Attention: Neil Miller

Re: **Website Pros, Inc.**
     Registration Statement on Form S-1 (File No. 333-124349)

Ladies and Gentlemen:

On behalf of our client, Website Pros, Inc. ("Website Pros" or the "Company"), we are electronically transmitting a conformed copy of the Company's Amendment No. 2 to its registration statement on Form S-1 (the "Registration Statement"), marked to show changes from the registration statement filed with the Commission on June 8, 2005. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 2.

Amendment No. 2 is being filed in response to your letter dated July 1, 2005, setting forth the Staff's comments regarding the Registration Statement.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Form S-1

General

1.   *We note your response to prior comment 4. As previously requested, please clarify for us whether the fees associated with the Jupiter Research and International Data Corporation Reports are nominal.*

     The Company confirms that the fees associated with the referenced reports are nominal.

Prospectus Summary, page 1

2.   *We reissue prior comment nine from our last letter dated May 27, 2005. We requested that you revise the italicized paragraph to clarify that the summary contains the material terms of the offering. Instead, it appears that you revised to state only that your summary does not contain all information important to investors. Please revise.*

Cooley Godward LLP

Neil Miller
August 4, 2005
Page Two

The italicized paragraph in the prospectus summary has been revised in response to the Staff's comment.

Our Business, page 1

3. *We note your response to our prior comment 11 adding strategic relationship disclosure to your business discussion. In the summary, please briefly clarify that you do not have any agreements with Network Solutions and IBM.*

The disclosure has been revised on page 57 in response to the Staff's comment. The Company respectfully advises the Staff that, as disclosed on page 57, the Company does have agreements with Network Solutions and IBM but that such agreements are short-term in nature and may be cancelled upon short notice.

Recent Acquisitions, page 3

4. *We reissue comment 13 from our last letter. Please disclose the total amount of non-cash consideration paid to acquire Leads.com, Inc. and substantially all of the assets of E.B.O.Z., Inc., including the contingent amount of 927,624 additional shares as disclosed on page 24. We note that on page F-47, you already disclose the estimated fair value of Leads.com as totaling $12,880,000.*

The disclosure has been revised on page 3 and page 25 in response to the Staff's comment.

Risk Factors, page 7

Our systems, and those of our co-location provider, are vulnerable to natural disasters... page 10

5. *Please revise this risk factor to clearly convey to investors that you do not own or lease a co-location facility, but rather hold a contract with a third party that provides co-location facility and services.*

The disclosure has been revised on page 10 in response to the Staff's comment.

We may be unable to protect our intellectual property adequately or cost-effectively... page 13

6. *Please revise this risk factor or create a separate risk factor to specifically address the risk of your dependence on open source code, as mentioned on page 60 of this prospectus, and how your use of such unprotected open source code, even if only a portion of your overall subscription service programming. Further, please revise your business section to specifically address the extent to which your third party providers utilize open source code in your products.*

As discussed with Barbara Jacobs in our conversation on Monday, July 11, 2005, the Company does not believe its use of open source code is material, nor does it believe its current use of open

Cooley Godward LLP

Neil Miller
August 4, 2005
Page Three

source code subjects it to any material risks or risks particular to it. In response to the Staff's comment, the disclosure has been revised on page 59.

Use of Proceeds, page 19

7.   *We reissue comments 20 and 21 from our last letter. While you state that you have not made any specific plans with respect to the use of the net proceeds, we note your continued disclosure referring to specific plans to fund:*

- *sales and marketing expenses;*
- *research and development expenses;*
- *capital expenditures; and*
- *acquisitions and investments in businesses, services, products or technologies complementary to your current business.*

It is unclear whether you would be able to fund all of these expenses and planned expansions of services and staff without utilizing offering proceeds. Your MD&A continues to describe your intention to upgrade and extend your service offerings, develop new technologies, expand domestic and international activities, hire additional sales personnel, website development staff, professional service and custom design resources. Utilizing bullet points rather than a serial list, please revise to quantify the amount of your proceeds allocated to each use or advise how you intend to fund these expenditures.

The disclosure has been revised on page 45 in response to the Staff's comment. The Company respectfully advises the Staff that, as disclosed on page 45, the Company does not have any specific plans with respect to the use of the net proceeds and would undertake the described activities regardless of the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Key Business Metrics, page 25

8.   *Regarding prior comment 26 from our last letter, please explain to us and disclose the nature and duration of the attempts you make to maintain subscribers. Describe your historical success rate after three and six months of attempts. Tell us how you factor your success rate into your subscriber count. For example, if after three months of attempts and you historically retain only 25% of non-paying subscribers do you reduce your subscriber counts of non-paying subscribers by an estimate related to that historical retention rate?*

The disclosure has been revised on page 25 in response to the Staff's comment.

Cooley Godward LLP

Neil Miller
August 4, 2005
Page Four

The Company supplementally advises the Staff that after a billing failure the Company makes two additional automated attempts to collect payment from a customer over a twenty-day period. If payment has not been obtained, the Company then attempts to contact the customer to obtain an alternative source of payment. The Company will cancel the customer's account after twenty unsuccessful attempts to contact the customer or sixty days, whichever comes first. The Company further notes that the actual paying subscriber counts disclosed elsewhere in the Registration Statement exclude the non-paying subscribers. Additionally, net subscriber additions and monthly turnover are based on actual cancellations rather than on historical retention rates or estimates.

Restatement, pages 25-26

9. *We note your discussion of the reclassification of convertible redeemable preferred stock. Please revise your disclosure to quantify this $20,829,000 reclassification.*

    The disclosure has been revised on page 26 and no longer contains disclosure regarding the referenced reclassification. Additionally, page F-12 has been revised to disclose this amount.

Quarterly Results of Operations, page 41

10. *Please revise your presentation to provide a table indicating the line items to which "stock-based compensation" is attributable.*

    The disclosure has been revised on page 41 in response to the Staff's comment to include with the presentation of results of operations a table indicating the line items to which stock-based compensation is attributable.

Recently Adopted and Recently Issued Accounting Standards, page 45

11. *Your revised disclosures indicate that you have classified your preferred stock between liabilities and stockholders' equity because it is redeemable. Presentation between liabilities and equity is appropriate when an instrument is "conditionally redeemable." Please advise.*

    The disclosure has been revised on page 46 in response to the Staff's comment, clarifying that the preferred stock has been classified between liabilities and stockholders' equity because it is conditionally redeemable.

Business, page 47

12. *In connection with your response to prior comment 32, please briefly discuss the negotiated share conversion ratio, the amount of consideration paid to Innuity for this transaction, and the business reasoning for the recapitalization as the optimum form of business transaction.*

    As discussed with Barbara Jacobs in our conversation on Monday, July 11, 2005, and in response to the Staff's comment, the disclosure has been revised on page 24 and page 47 to reflect that

Cooley Godward LLP

Neil Miller
August 4, 2005
Page Five

the Innuity acquisition represented the first step in the evolution of the Company's business model.

Strategic Marketing Relationships, page 57

13. *We note your amended disclosure responding to prior comment 33. Please revise to include a summary of all material terms of your Discover Financial agreement, such as the duration term and any material revenue sharing ratios, consistent with your recent confidential treatment request (#16730). We will provide you with any comments regarding this request under separate cover.*

As discussed with Barbara Jacobs in our conversation on Monday, July 11, 2005, the Company is awaiting the Staff's response to its confidential treatment request submitted June 8, 2005, and as a result no revision is being made to the disclosure in response to the Staff's comment at this time.

Intellectual Property, pages 59-60

14. *Noting your response to prior comments 34, 35 and 36 stating that you own your software products outright and are not substantially dependent on third parties, with a view toward disclosure, please advise us as to:*

   - *How you define owning your software products "outright;"*

   - *Which of your software products utilize open source code and the specific type of open source software being used, e.g. Linux, MySQL or GNU;*

   - *Why you believe your relationship with these non-employee third party contractors afford you outright ownership such as work made for hire status rather than an assignment or license;*

   - *Why you believe that despite assistance from third party developers, you have not created joint works;*

   - *How your sales of software licenses may be impacted by your use of open source code; and*

   - *Why you believe your usage of open source code does not require you to publicly disclose your software code, which may substantially rely on open source code to function properly.*

In response to the Staff's comment, the Company supplementally advises the Staff as follows, with responses being set forth by bullet points corresponding to the bullet points in the Staff's comment:

Cooley Godward LLP

Neil Miller
August 4, 2005
Page Six

- To further clarify its prior response that it "owns its software products outright," the Company supplementally advises the Staff that it acquired all rights to the NetObjects software product from NetObjects, Inc., and that all subsequent enhancements have been made by the Company's employees or by third party contractors as more fully described below. The Company further supplementally advises the Staff that the Company's NetObjects Fusion software product includes the following licensed software, freeware, or open-source code:

  > GDIPlus – freely downloadable from Microsoft
  > Lead Tools – licensed software; non-exclusive, royalty-free license to distribute components in the   Company's application software
  > NeoAccess – licensed software; fully-paid, perpetual license
  > International Proof Reader – licensed software; renewable annually
  > Xtreme Toolkit Pro – licensed software; renewable annually
  > UxTheme – freely downloadable from Microsoft
  > SSH Maverick – (j2ssh) Apache licensed open source code

  The Company further respectfully submits that the licensed software could be replaced without material cost to the Company.

- The Company's NetObjects Fusion software product utilizes the following types of open source software:

  > Apache licensed open source code including crimson, resolver, commons, ant, oro, webdav and xerces

- Each of the Company's consulting agreements with its third party contractors provides specifically that any work created pursuant to the relationship by the third party contractors is the sole and exclusive property of the Company. Additionally, each of these agreements expressly provides for the assignment of any rights otherwise held by the third party contractors to the Company. For these reasons, the Company believes that it has outright ownership of any work as work made for hire.

- Reference is made to the response set forth in the immediately preceding bullet point. Because the Company has all ownership rights to the work created by the Company's third party contractors, the Company does not believe it has created any "joint" works.

- The Company respectfully advises the Staff that it does not believe its use of open source code will impact the sales of its software products. As discussed with Barbara Jacobs during our telephone conversation on Monday, July 11, 2005, the Company does not believe its use of open source code is material, and the disclosure has been revised on page 59 to clarify.

Cooley Godward LLP

Neil Miller
August 4, 2005
Page Seven

- The terms of the licenses pursuant to which the Company uses the referenced open source code do not require any public disclosure of the Company's source code.

Employment Agreements, page 67

15. *We reissue prior comment 43 from our last letter requesting disclosure of the material terms of the referenced employment agreements, including bonuses, any performance goals, and other material terms. For example, we note that your employment agreement with Mr. Brown filed as Exhibit 10.7 refers to a target annual bonus of up to 50% of his annual base salary and Mr. Carney's agreement refers to a target annual bonus of up to 40% of his annual base salary.*

The disclosure has been revised on page 67 in response to the Staff's comment.

Change of Control Provisions, page 67

16. *Discuss the cash severance benefit associated with the executive severance benefit plan.*

The disclosure has been revised on page 67 in response to the Staff's comment. The Company respectfully directs the Staff to the disclosure on page 75, where the cash benefit associated with the executive severance benefit plan is described in detail.

Certain Relationships and Related Party Transactions, page 77

17. *We reissue prior comment 48 from our last letter requesting you state the amount of consideration paid for the listed transactions and briefly disclose how management determined the share prices for each transaction. Please explain what you mean when you say that you "did not negotiate these transactions based on the value of the shares issued or subject to the warrant or based on a price per share, in any of the referenced transactions."*

The disclosure has been revised on page 78 in response to the Staff's comment as it pertains to the April 2005 transactions. The Company supplementally advises the Staff that the Company did not determine the cash value of the consideration paid in connection with the February 2002 transactions referenced; rather, the Company negotiated the number of shares subject to the referenced warrant based on the percentage ownership of the Company such shares would represent on a post-transaction basis.

Shares Eligible for Future Sale, page 90

Lock-Up Agreements, page 91

18. *We note your response to prior comment 53 from our last letter. Please advise us as to the circumstances that a particular shareholder could unilaterally request and receive a release from the FBR lock-up agreement.*

Cooley Godward LLP

Neil Miller
August 4, 2005
Page Eight

The Company respectfully advises the Staff that, while any number of circumstances could lead a particular stockholder to request a release from the lock-up agreement, the Company is not able at this point to predict what those individual circumstances might be. Friedman, Billings, Ramsey & Co., Inc. ("FBR") has advised the Company that it has no plans to release any stockholders from their lock-up agreements and would not expect to do so in the absence of unusual circumstances. The Company respectfully submits that the language included on page 91 is intended primarily to provide full disclosure to potential investors that the terms of the lock-up agreements permit an early release in the discretion of FBR, even though the Company does not believe it is likely that such a release would occur.

Underwriting, page 93

19. *In connection with comment 57, we note your statement that electronic invitees may be subject to lock-ups. Please describe how FBR will determine who among the electronic invitees will be subject to lock-up agreements.*

It has recently been decided that neither the Mail Invitees (as defined in response to comment 20 below) nor the Electronic Invitees (as defined in response to comment 20 below) will be subject to a lock-up agreement for shares purchased through this offering. Please see the revised supplemental response to prior comment 57, following the response to comment 20 below.

20. *We also note in your response to prior comment 57 you state that invitees may generally be allowed to modify or cancel his or her conditional offer until the time of pricing. Please tell us the facts and circumstances whereby invitees will not be allowed to cancel their conditional offers.*

All invitees will be permitted to cancel their conditional offers.

In further response to the Staff's comment, the following is a revised response to the original comment 57 (text that has been deleted is marked for the Staff's reference in bold/strikethrough text; text that has been added to the response is marked for the Staff's reference in bold/underlined text):

At the Company's request, the underwriters expect to reserve for sale to the Company's officers, directors, employees, and other individuals who have family or personal relationships with the Company's employees (collectively, the "Invitees") up to 5% **of the** shares of common stock to be issued in the Company's initial public offering (collectively, the "Directed Shares") through the directed share program to be conducted by FBR. Generally, the Directed Shares would be offered and sold to the Invitees at the public offering price in a manner substantially similar to that described below.

The Company expects that certain of the Directed Shares offered in the directed share program will be electronically offered to prospective purchasers ("Electronic Invitees") in an on-line offering through FBRDirect, a division of FBR Investment Services Inc. and an affiliate of FBR. FBR has informed the Company that FBRDirect has filed its procedures with the Division of Corporation Finance of the Commission and these

Cooley Godward LLP

Neil Miller
August 4, 2005
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procedures are on the "pre-approved list" that is disseminated to the Division's reviewers. The Company expects that the majority of Invitees will be Electronic Invitees. The remaining Invitees ("Mail Invitees") will receive directed share program materials by mail as described below. FBR has informed the Company that it expects to designate a limited number of officers and directors of the Company as Mail Invitees and that FBR believes it will be better able to service the accounts of the Mail Invitees through its private wealth management group.

Through the directed share program, the Company will provide FBR with the names and addresses of each Invitee, as well as the e-mail addresses of each Electronic Invitee, along with the maximum number of Directed Shares that will be reserved for each Invitee. Based upon this information, FBR will prepare and mail to each Mail Invitee on the Company's behalf a package of materials consisting of a letter describing the directed share program and its mechanics (the "Friends & Family Letter"), an Indication of Interest Form ("IOI Form") and account opening information. This package of materials will also include a copy of the preliminary prospectus and a phone number that the Mail Invitee may call if he or she has any questions concerning the directed share program. A Form W-9 will also be included in the package, and the Mail Invitees will be advised to retain the form until they are subsequently contacted, as applicable, by FBR.

The package of materials provided to Electronic Invitees will be substantially similar to that provided to Mail Invitees. Electronic Invitees will receive an e-mail describing the program and its mechanics, similar to the Friends & Family Letter (the "Invitation E-mail"). The Invitation E-mail will include instructions on how to download a copy of the preliminary prospectus and on how to access a website dedicated to the directed share program. The website will provide information regarding opening an account at FBRDirect.

In addition to explaining the mechanics of the directed share program, each of the Friends & Family Letter and the Invitation E-mail will make clear that the Invitee is under no obligation to purchase Directed Shares through the directed share program, that responding to the mailing or e-mail will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the directed share program, assured of obtaining any or a particular number of Directed Shares, that no offer to buy Directed Shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn by the Company, in whole or in part, without obligation or commitment, at any time prior to notice of such offer's acceptance (which notice is to be given after the effective date of the Registration Statement). ~~In addition, the Friends & Family Letter will explain to certain Mail Invitees that such Mail Invitees may be required to enter into a 180-day lock-up agreement with respect to the Directed Shares purchased through the directed share program. If an Electronic Invitee will be subject to a lock-up agreement, after the Electronic Invitee receives an Invitation E-mail, a representative of FBR will contact the Electronic Invitee directly by phone to discuss the lock-up agreement.~~ The Friends & Family Letter and the Invitation E-mail will also contain the legend set forth in Rule 134 of the Act.

Cooley Godward LLP

Neil Miller
August 4, 2005
Page Ten

The IOI Form is designed to be signed by the Mail Invitee and returned to FBR by facsimile. It is the method by which the Mail Invitee affirms certain statements contained in the Friends & Family Letter and provides certain personal information necessary for the administration of the directed share program. ~~It will also contain the Mail Invitee's lock-up agreement, if applicable.~~ Another item in the IOI Form will allow each Mail Invitee to indicate the maximum number of Directed Shares in which he or she wishes to express an interest. If the Mail Invitee is interested in reserving Directed Shares through the directed share program, he or she will be directed to return the completed IOI Form to FBR by a specified date. Once the Mail Invitee has returned a completed IOI Form to FBR, the Mail Invitee's personal information and the maximum number of Directed Shares in which the Mail Invitee has expressed an interest will be forwarded to FBR, which will contact the Mail Invitee to assist in opening an FBR account to allow for purchase of the Directed Shares.

The Invitation E-mail and accompanying materials that will be sent to Electronic Invitees will not include an IOI Form. Instead, the Invitation E-mail and the directed share program website referenced therein will provide Electronic Invitees instructions on how to open an account with FBR and make a conditional offer for Directed Shares (each a "Conditional Offer"). A Conditional Offer is an indication of interest by an Electronic Invitee. In order to make a Conditional Offer, each Electronic Invitee will be required to satisfy the same requirements as a Mail Invitee providing an IOI Form. For example, each Electronic Invitee must affirm that the Electronic Invitee has received a copy of the preliminary prospectus. The Conditional Offer also reiterates that the Electronic Invitee is not assured of obtaining any or all of the Directed Shares requested and that no offer to buy Directed Shares can be accepted by the Company until effectiveness of the Registration Statement. The Electronic Invitee will also indicate in the Conditional Offer the maximum number of Directed Shares in which he or she wishes to express an interest and must provide certain personal information necessary for the administration of the directed share program. An Electronic Invitee ~~generally~~ may modify or cancel his or her Conditional Offer until the time of pricing the Directed Shares.

Following receipt of all expressions of interest, Conditional Offers and the establishment of accounts for each applicable Invitee, the Company will determine the final allocation of Directed Shares which will be made available to the Invitees. This allocation will be made in the Company's sole discretion. In the case of Mail Invitees, once the Registration Statement has been declared effective and the public offering price of the Directed Shares has been determined, FBR will contact that Mail Invitee to communicate the public offering price and the maximum number of Directed Shares which the Company has determined that he or she may purchase. The Mail Invitee will then be asked whether he or she wishes to purchase Directed Shares at that price, and if so, how many Directed Shares (subject to a specified minimum number of Directed Shares and subject to the maximum aggregate number of Directed Shares as described above). The Mail Invitee may decline to purchase Directed Shares, agree to purchase Directed Shares but specify a lesser number of Directed Shares than the maximum number set by the Company or purchase the maximum number of Directed Shares. If the Mail Invitee

Cooley Godward LLP

Neil Miller
August 4, 2005
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agrees to purchase Directed Shares, a copy of the final prospectus will be mailed to the Mail Invitee along with a confirmation of the transaction.

In the case of Electronic Invitees, once the Registration Statement has been declared effective and the public offering price of the Directed Shares has been determined, an e-mail will be sent to Electronic Invitees alerting them of the offering price and the expected time of trading. Electronic Invitees will then be provided a limited time to cancel their Conditional Offers if they so choose. After this cancellation period expires and the Company determines the final allocation of Directed Shares, an e-mail confirming execution of the Conditional Offer will be sent to all Electronic Invitees who did not cancel their Conditional Offers. A copy of the final prospectus and a written confirmation of the order will be mailed to each Electronic Invitee who purchases Directed Shares in the directed share program.

The mechanics of the sale to the Invitees will be handled the same way as any other sale of shares to any purchaser in the public offering. The Invitees will not be required to pre-fund their accounts and payment will not be required until after the Invitee has confirmed his or her indication of interest after the pricing of the offering. Copies of the forms of directed share program materials to be used in the United States, namely the Friends & Family Letter, the Invitation E-mail and the IOI Form, are enclosed herewith and hereby provided supplementally to the Staff. Directed share program materials used in foreign jurisdictions will reflect non-substantive changes necessitated by the laws of the jurisdictions in which the Invitees reside, but the account opening procedures and the mechanics of the sale of Directed Shares to the Invitees in such foreign jurisdictions will remain unchanged. As of the date hereof, no materials have been furnished to any Invitee.

21. *Please revise your disclosure to convey as described in your response to prior comment 57 that the allocation among invitees will be made in the registrant's sole discretion.*

The disclosure has been revised on page 95 in response to the Staff's comment to clarify that the allocation among invitees will be made in the Company's sole discretion.

Financial Statements – Website Pros, Inc.

Report of Independent Registered Public Accountants, page F-2

22. *Revise the date of the audit report to refer to the date of Note 2.*

The date of the audit report has been revised to July 28, 2005.

Consolidated Statements of Stockholders' Equity (Deficit) and Convertible Redeemable Preferred Stock, page F-5

23. *We note that you have now included an unaudited pro forma consolidated balance sheet to reflect the assumed conversion of your convertible redeemable preferred stock. Tell us why you have*

Cooley Godward LLP

Neil Miller
August 4, 2005
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not presented a statement of stockholders' equity as of March 31, 2005 reflecting such conversion. We may have further comment.

In response to the Staff's comment, the Company revised its Consolidated Statements of Stockholders' Equity (Deficit) included in the Registration Statement on page F-5 to include a pro forma statement of stockholders' equity as of June 30, 2005 reflecting the assumed conversion of its convertible redeemable preferred stock.

Note 1. The Company and Summary of Significant at Accounting Policies, page F-7

Revenue Recognition, page F-7

24. *We note your response to prior comment number 62. Your response and revised disclosures refer to vendor-specific objective evidence. Tell us how this reference complies with paragraph 12 of EITF 00-21. Tell us how the "respective fair value" addresses the requirement that the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values.*

In response to the Staff's comment, the disclosure has been revised on page F-8 to clarify that the arrangement consideration is allocated to the separate units of accounting based upon their relative fair values in accordance with Emerging Issues Task Force 00-21, "Revenue Arrangements with Multiple Deliverables."

25. *You further indicate in response to prior comment number 62 that the customer support and technical support services were provided as outsourcing services for a third-party and were unrelated to your customized website services. On page 27 you disclose that cost of revenue includes customer support costs and compensation for your technical support staff. Please explain to us the services these staff are providing and explain how they are not considered support services. Explain their relationship to the customer support and technical support services provided only in 2002 and prior.*

In response to the Staff's comment, the disclosure has been revised on page 27 to clarify that (a) the customer support costs included in cost of professional services revenue were related to the customer and technical support services outsourced to the Company in 2002 and prior periods, and (b) the cost of license revenue does not include compensation expense related to technical support staff but rather includes compensation expense related to the Company's software quality assurance staff.

26. *We note your response to prior comment 63. Tell us why you believe labor hours are the appropriate input measure for the proportional performance model in measuring Website design services revenue. Explain why you did not use output measures such as interim deliverables or milestones to measure performance.*

The Company respectfully advises the Staff that management believes that labor hours are the appropriate input measure for the proportional performance model in measuring Website design

Cooley Godward LLP

Neil Miller
August 4, 2005
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services revenue, as projects are priced based upon estimated labor hours and hourly labor rates. Management believes that labor hours are most indicative of proportional performance as opposed to an output measure, since the majority of custom Website design projects do not have interim deliverables or milestones.

27. *We note the revisions you have made regarding rights of return for your distributors. Please revise to address any rights of return you allow for sales you make directly to the end user.*

In response to the Staff's comment, the Company supplementally advises the Staff that, subject to certain restrictions, the Company accepts returns from end users. As such amounts have been insignificant to date, the Company has not established a related reserve. For the six months ended June 30, 3005, the Company experienced approximately $4,500 in product returns related to the year ended December 31, 2004. The disclosure has been revised on page F-8 to clarify that the Company does permit physical product returns for sales it makes directly to end users, subject to certain restrictions.

28. *We note your response to prior comment number 68. You indicate that certain distributors pay upon the sale of the software license to the end-user. Tell us how long it typically takes for your distributors to sell your software licenses to an end user and explain how these terms affect revenue recognition and credit collection for these sales. Your response indicates that your disclosures on pages 29 and F-8 were revised to disclose revenue recognition policy related to distributors who pay upon shipment of the software product to end-customers. Please tell us where your disclosures include such revisions or revise accordingly.*

The Company supplementally advises the Staff that in arrangements in which the distributor pays the Company upon the sale of the software license to the end user, the Company believes that it typically takes on average between 70 and 80 days for the distributor to sell the software license to an end user. Presently, the Company only has one arrangement in which the distributor pays the Company upon the sale of the software license to the end user. As of June 30, 2005, the Company had outstanding invoices to this distributor totaling approximately $25,000. Based upon the sales and payment history for the six months ended June 30, 2005, the Company expects this balance to be collected within approximately 70 days. To date, the Company has not experienced any credit losses from this arrangement.

In further response to the Staff's comment, the disclosure has been revised on page 29 and page F-8 to clarify that the Company recognizes revenue upon payment by the distributor for arrangements in which the distributor pays the Company upon sale of the software license to the end user.

29. *You disclose on page 57 that you customize the NetObjects Fusion software in order to include it in your OEM's products. Describe the nature of these services and indicate whether they are essential to the functionality of other elements of your arrangements. Tell us how you recognize revenue for these services and explain how you have considered paragraphs 7 and 63 to 71 of SOP 97-2.*

Cooley Godward LLP

Neil Miller
August 4, 2005
Page Fourteen

The Company respectfully advises the Staff that occasionally it will customize its NetObjects Fusion software to modify the "look and feel" of the software or to feature an OEM's products and services. For example, the Company has modified a version of NetObjects Fusion to promote an OEM's hosting services. The Company believes that such enhancements would not be considered "significant production, modification or customization of software" as described by paragraph 7 of SOP 97-2. Accordingly, the revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, and the Company's fee is fixed and determinable. All such modifications are completed prior to delivery of the software product and no revenue is recognized until customer acceptance and delivery of the software. In further consideration of paragraphs 63 to 71 of SOP 97-2, the Company believes that its NetObjects Fusion software product included in such arrangements should be considered "off-the-shelf software", since the software can be used by the Company's customers with little or no customization. As such, the Company accounts for the software and service elements of such arrangements separately. Revenue is allocated between the elements based upon vendor-specific objective evidence of fair values. Total fees earned during 2004 for such customization was $25,492.00. No such fees were earned during the six months ended June 30, 2005.

Stock-Based Employee Compensation, page F-11

30.   *You disclose that in the absence of a liquid market for your stock you determined the fair value to be $0.40. Page 28 of your response appears to indicate a fair value of $0.29. Please advise.*

The Company respectfully advises the Staff that, in November 2003 when the Company's board of directors repriced certain options, the board of directors determined that the fair value of the Company's common stock was $0.40 per share. The Company subsequently performed a retrospective reassessment of the fair value of its common stock and, in connection with the reassessment, noted that approximately one month after the repricing, the Company repurchased from an unrelated third party in an arm's length transaction 2,305,782 shares at a price of $0.29 per share. Based upon this transaction, the Company determined that the fair value of its common stock as of November 2003 was actually $0.29 per share, notwithstanding the fact that certain options had previously been repriced to $0.40 per share.

Note 5. Acquisition of Assets from Innuity, Inc., page F-16

31.   *We note your response to prior comment number 74 and have the following comments:*
   * *Explain to us why you believe the cost approach valuation was a more appropriate method of valuation than the market approach.*
   * *Tell us what consideration you gave to weighting some combination of the methods used.*
   * *Explain the basis for a 25% book value discount on "other long-term assets."*

Cooley Godward LLP

Neil Miller
August 4, 2005
Page Fifteen

- *We note that you have used diluted common stock outstanding in calculating the per share value under the cost approach yet you have used common stock outstanding in your market approach valuation. Please explain to us why you have used different shares outstanding amounts in these calculations.*
- *Tell us whether the enterprises used in the market approach were public or private enterprises. If these enterprises were public enterprises, tell us how you considered the use of a marketability discount.*
- *Describe in detail how you calculated the value using the discounted cash flow approach. Tell us through what year you projected the operating results used in valuation.*

In response to the Staff's comment, the Company supplementally advises the Staff as follows, with responses being set forth by bullet points corresponding to the bullet points in the Staff's comment:

- The Company believes that the cost approach was the most appropriate valuation method because both the market approach and the income approach yield a lower value. Given that a cost approach or liquidation approach is generally believed to establish a valuation floor, the Company believes that it was most appropriate to use the cost approach.
- The Company believes that weighting some combination of approaches would not be appropriate, since averaging a "going concern" approach with a "liquidation" analysis would be inconsistent, as an enterprise cannot both be a going concern and liquidate.
- "Other Long-Term Assets" consisted primarily of the software assets acquired from NetObjects. For purposes of the Company's reassessment of fair value, the Company applied a discount to the book value of the "Other Long-Term Assets" to reflect a number of factors, including the facts that: (a) there was no identifiable buyer for the assets at the time of the valuation demonstrated by both the lack of competing bidders to acquire the assets from NetObjects and the failure of other "website development tool" companies, and (b) the actual revenues generated by the two primary software assets, particularly the NetObjects Matrix tool, proved to be less than originally forecasted at the time of acquisition, upon which the book value was established.
- The Company believes that the use of common stock outstanding rather than diluted common stock outstanding in the market approach was an oversight. In response to the comment, the Company recalculated its valuation using the market approach and diluted shares outstanding. This recalculation yielded a lower value of $0.06 per share rather than $0.08 per share.

Cooley Godward LLP

Neil Miller
August 4, 2005
Page Sixteen

- The Company used publicly-available market data for private enterprises in the market approach; therefore, no marketability discount was applied.
- The Company used its internal three-year forecast through 2004 as the basis for its discounted cash flow evaluation. Prior to the Innuity acquisition, the Company projected continued operating losses and negative cash flow through 2004. Based upon this forecast and the Company's expectation of further losses beyond 2004, the Company determined that the cash flow approach would yield no value for the common stock.

Note 9. Stock Based Compensation Plans, page F-18

32. *We have considered your responses to prior comments number 76 and do not believe the method used to determine value of shares underlying stock options awarded is appropriate. In this regard, we note that the values of common shares underlying stock options granted in the period June to December 2004 were determined based on a straight-line appreciation of value of your preferred stock. This method does not appear to be objectively supportable or based on generally accepted valuation methodologies. In view of this, supplementally tell us how you considered the guidance provided in paragraph 4 footnote 4 and paragraph 131 of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued As Compensation" (the "Practice Aid"). In addition, explain why you believe that use of a straight-lining method between two disparate points of time is not inconsistent with the condition in paragraph 11 of the Practice Aid which would call for the preferred stock to be a current transaction.*

    Please see the Company's response to comment 35 below.

33. *In supporting your belief that straight-line appreciation is reasonable you indicate that revenue of the Company was growing on a relatively consistent basis over that period. For fiscal 2004 provide your monthly profit and loss statements and describe any significant events that you did or did not consider as possibly impacting the company.*

Cooley Godward LLP

Neil Miller
August 4, 2005
Page Seventeen

34.   *Supplementally, tell us whether your independent auditor consulted with their national office with respect to the valuation of common shares underlying your option awards. If so, please provide the name of the person with whom they consulted.*

The Company confirms that its independent auditor consulted with Ken Marceron from its national office with respect to the valuation of common shares underlying the Company's option awards.

35.   *We note your response to prior comment number 77 regarding the use of Series A and B convertible redeemable preferred stock to value your common stock. We note you have used what appears to be an arm's-length cash transaction of preferred stock with unrelated parties as an "observable price" for purposes of determining a quoted market price of your stock. The conditions in paragraph 11 of the Practice Aid call for equity securities in such transactions to be the same securities as the common stock for which the fair value determination is being made and the transaction is, among other things, a current transaction between willing parties not under terms or condition arising from a prior transaction. Tell us how your use of the Series A and B convertible redeemable preferred stock in valuing your common stock complies with paragraph 11 of the Practice Aid.*

Cooley Godward LLP

Neil Miller
August 4, 2005
Page Twenty-Two

36. *We note your response to prior comment number 78. Please note that we may have further comment once you determine your proposed IPO price or become aware of the estimated price range.*

The Company notes that the Staff may have further comment once the proposed IPO price has been determined or the Company becomes aware of the estimated price range.

37. *Revise to include the disclosures in paragraph 182(b) of the Practice Aid.*

In response to the Staff's comment, the disclosure has been revised on pages F-19 through F-21 to include a discussion of the significant factors contributing to the difference between the fair value as of the date of each option grant and the estimated IPO price.

Note 18. Subsequent Events, page F-28
Acquisitions, page F-30

38. *We note your response to prior comment number 81. Supplementally tell us how you determined the fair value of the shares issued in the E.B.O.Z acquisition. Tell us what valuation methods you used to determine the common stock fair value, tell us whether you used a third-party valuation specialist and when the valuation was performed. Explain any disparity between the common stock fair value determinations and your expected IPO price. Describe and disclose the material assumptions used in your valuations. Tell us what consideration you gave to incorporating the valuation for shares issued in the E.B.O.Z. acquisition into your stock based compensation valuations for 2004.*

The Company confirms for the Staff that it did not engage a third-party valuation specialist to value the shares issued in the E.B.O.Z. acquisition. Rather, the Company analyzed the fair value of the shares issued in the E.B.O.Z. transaction in light of the following primary factors: (a) the Company's determination in connection with its reassessment of fair value that the Company's common stock as of April 2005 had a fair value of $1.7569 generally, (b) the Company's review

Cooley Godward LLP

Neil Miller
August 4, 2005
Page Twenty-Three

and analysis of various publicly-available analyses and studies related to the value of stock that is restricted based on a repurchase option in favor of the issuer, and (c) the Company's determination (as described in more detail below) that the fair value of the shares issued in the Leads.com transaction was $1.09 and the implied marketability discount represented by that value as compared to the $1.7569 valuation.

The Company respectfully submits that according to restricted stock studies reviewed by the Company, a 15%—20% marketability discount is typical for a 12 to 18-month restriction period. The shares issued in the E.B.O.Z. acquisition are subject to repurchase during a 15-month period at a purchase price of $1.4281 per share and, based upon the restricted stock studies, the Company applied a 20% discount to its determined common stock value of $1.7569 as of April 2005 to arrive at a value of $1.41 for the shares issued in the E.B.O.Z. acquisition. The Company also considered the implied 38% marketability discount (to its valuation of $1.7569 for its unrestricted stock) represented by the $1.09 valuation of the shares issued in the Leads.com transaction, which are subject to a 36-month restriction period. The Company determined that a marketability discount of 20% applied to its $1.7569 valuation is appropriate for the shares issued in the E.B.O.Z. transaction in light of the shorter restriction period. The Company respectfully submits to the Staff that reliance in part on the determined fair value of the shares issued in the Leads.com transaction, the valuation of which was performed in April 2005 by a third-party valuation specialist, is reasonable because the E.B.O.Z. acquisition was completed within three days of the Leads.com acquisition.

Because the expected IPO price is not yet known, the Company respectfully advises the Staff the Company does not yet know what disparity, if any, exists between the common stock fair value determinations and the IPO price.

The Company further supplementally advises the Staff that it has included a discussion of the material valuation assumptions in the Notes to Unaudited Pro Forma Combined Condensed Financial Statements, which now include the E.B.O.Z. acquisition.

39.   *Confirm to us that you have not included the 927,624 shares, which are contingently issuable, in the determination of the purchase price. Disclose your intended accounting for these shares. Additionally, revise your disclosure to disclose the total purchase price of the E.B.O.Z acquisition. Also tell us how you considered the contingently issuable shares when calculating significance under the investment test.*

The Company confirms that it did not include the 927,624 shares of its common stock that are contingently issuable in the determination of the purchase price for the E.B.O.Z. acquisition. The disclosure has been revised on pages 25, F-15, and F-59 in response to the Staff's comment to clarify the Company's intended accounting for these shares as well as the total purchase price for the E.B.O.Z. acquisition.

The Company supplementally advises the Staff that due to the change in accounting principles to account for stock-based compensation in accordance with SFAS 123, the E.B.O.Z. acquisition became significant. Therefore, the Company has included in the registration statement financial

Cooley Godward LLP

Neil Miller
August 4, 2005
Page Twenty-Four

statements for E.B.O.Z. for the year ended December 31, 2004 and for the period from January 1, 2005 through April 19, 2005.

The Company further supplementally advises the Staff that the contingent shares were excluded from the significance test because the likelihood of issuance is remote. The Company believes that the likelihood of issuance is remote as the E.B.O.Z. assets must generate at least $525,250 in revenue for the three months ending July 31, 2006 to earn all of the contingent shares and a minimum of $315,000 for the same period to earn *any* portion of the contingent shares. Based upon historical experience, the Company believes that the E.B.O.Z. assets are unlikely to generate such revenue. The Company supplementally advises the Staff that had it included the contingent shares in the significance test, the invested capital would not have exceeded 40% of consolidated assets.

Financial Statements – Leads.com Inc.

Note 2. Property and Equipment, page F-39

Intangible Asset

40. *We note your response to prior comment number 83. You indicate that there are no legal, regulatory or contractual factors which would limit the life of the asset. Tell us whether you will need to renew your domain name. If you will need to renew, when will it need to be renewed and at what cost is the renewal. If you will be required to renew the domain name tell us why you do not believe this is a contractual factor which would limit the life since domain names meet the contractual-legal criterion for recognition apart from goodwill. See paragraph A17 of SFAS 141.*

In response to the comment, the Company supplementally advises the Staff that it will have to renew the domain name, Leads.com on July 18, 2012 at a cost of $7 per year. However, as the Company is able to renew the domain name at a cost of less than $1,000 for a renewal term of 100 years, the Company believes that this renewal requirement does not limit the life of the domain name. Accordingly, while the Company acknowledges that the domain names meet the contractual-legal criterion for recognition apart from goodwill, the Company believes that the Leads.com domain name has an indefinite life.

Pro Forma Financial Statements, page F-47

41. *Your response to prior comment number 84 indicates that your negotiations were based on the number of shares to be issued and not the per share value. Describe in detail how you determined the number of shares issued in the Leads.com acquisition. We further note that the value of the Leads.com options was determined by the Black Scholes model using $1.7569 as the fair value of the Leads.com stock. Tell us how you determined the fair value of the Leads.com stock used in the Black Scholes calculation.*

In response to the comment, the Company respectfully advises the Staff that the negotiations targeted a post-transaction percentage ownership of the Company rather than an aggregate dollar

Cooley Godward LLP

Neil Miller
August 4, 2005
Page Twenty-Five

value of the shares or a per share value. After negotiating this post-transaction ownership percentage, the Company engaged an independent valuation specialist to perform a valuation of Leads.com to determine the value of the shares issued. Based upon this valuation, the aggregate value was determined to be approximately $12.6 million or $1.09 per share. The Company further supplementally advises the Staff that it established the $1.7569 value by assuming a straight-line appreciation of its common stock from its value of $1.4281 as of February 2005 to the Company's targeted initial public offering price of $2.25 in July 2005. The Company estimated the targeted initial public offering price based upon the Company's analysis of market comparables.

42. *In determining the value of the shares issued explain to us what consideration you gave to incorporating the Leads.com valuation into your stock based compensation valuations for 2003 and 2004.*

The Company analyzed the fair value of the shares issued in the Leads.com transaction in light of the following primary factors: (a) the Company's determination in connection with its reassessment of fair value that the Company's common stock as of April 2005 had a fair value of $1.7569 generally, (b) the determination by a third-party valuation specialist that the fair value of the shares issued in the Leads.com transaction was $1.09, and (c) the Company's review and analysis of various publicly-available analyses and studies related to the value of stock that is restricted based on a repurchase option in favor of the issuer. As noted in response to the Staff's comment 38 above, according to restricted stock studies reviewed by the Company, a 15%-20% marketability discount is typical for a 12 to 18-month restriction period. Approximately 75% of the shares issued in the Leads.com transaction are subject to repurchase by the Company at a price of $1.4281 per share in the event either of two key employees terminates his employment with the Company during the thirty-six months following the closing of the transaction. Based upon the restricted stock studies, the Company believes that the implied 38% discount from its determined common stock value of $1.7569 as of April 2005 to arrive at a value of $1.09 for the shares issued in the Leads.com acquisition is reasonable. The Company respectfully submits that the higher discount than was suggested by the restricted stock studies is warranted, because the restriction period associated with the shares is twice as long as the restriction periods discussed in the studies.

Part II

Item 15. Recent Sales of Unregistered Securities, pages II-2–II-4

43. *Please confirm to us that you have disclosed all private sales made in connection with the April and May 2005 filing of Form D notices as referenced in prior comment six from our last letter.*

The Company confirms that it has disclosed all private sales made in connection with the April and May 2005 filing of Form D notices as referenced in prior comment six from the Staff's last letter.

Cooley Godward LLP

Neil Miller
August 4, 2005
Page Twenty-Six

44. *We reissue prior comment 89 from our last letter. Item 701(c) of Regulation S-K required disclosure of the aggregate "amount" of consideration received by the registrant even for non-cash sales.*

The disclosure has been revised on page II-3 with respect to the issuances described in paragraphs (19) and (20) of Item 15 in response to the Staff's comment. With respect to the issuance referenced in paragraph (17) of Item 15, the Company respectfully advises the Staff that the Company has not valued the consideration received for the warrant. Rather, the warrant was issued as part of a package of consideration paid for certain services rendered.

45. *In connection with prior comment 90 from our last letter, we note your amended disclosure simply refers to Regulation D rather than the specific rule promulgated under Regulation D, such as Rule 506. Please revise.*

The disclosure has been revised on page II-4 in response to the Staff's comment.

* * *

The Company and the underwriters are aware of their obligations under the Securities Act of 1933, as amended, and in accordance with Rule 461(a) will request acceleration of the registration statement orally.

In addition, we hereby request, pursuant to 17 C.F.R. § 200.83 that the contents of this letter, be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at the number set forth below, rather than rely upon the United States mail for such notice.

Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103.

Respectfully submitted,

/s/ James F. Fulton, Jr.
James F. Fulton, Jr.

cc: David Brown, Website Pros, Inc. (without enclosures)
     Kevin Carney, Website Pros, Inc. (without enclosures)
     Brent B. Siler, Esq., Wilmer Cutler Pickering Hale and Dorr LLP (without enclosures)